December 5, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (901) 252-1372

W. David Smith, Jr.
Assistant General Counsel, Assistant Secretary, Chief Compliance Officer
Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, Tennessee 38125

        Re: Thomas & Betts Corporation
                Definitive 14A
                Filed March 13, 2007
                File No. 001-04682

Dear Mr. Smith:

We have reviewed your response letter dated September 28, 2007 and have the following comments. Please respond to our comments by December 19, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Annual Incentive Compensation, page 22

1.   We reissue our prior comment 8 in its entirety.

     Please contact me at (202) 551-3444 with any questions.

                    Sincerely,

                    Perry J. Hindin
                    Special Counsel